SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                       Asia Electronics Holding Co., Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $. 01 per share
                     ---------------------------------------
                         (Title of class of securities)

                                    04516K104
                                    ---------
                                  CUSIP Number)


                                                     Mitchell S. Nussbaum, Esq.
         Boyds Jacob Preston                         Parker Chapin LLP
         Holding Company, LLC                        The Chrysler Building
         One World Trade Center                      405 Lexington Avenue
         Suite 8513                                  New York, New York 10174
         New York, New York 10048                    212-704-6000
         -----------------------------------------------------------------------
           (Persons Authorized to Receive Notices and Communications)

                                  May 19, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


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CUSIP NO.   04516K104             13D                PAGE   2   OF   15  PAGES
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           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      Boyds Jacob Preston Holding Company, LLC

--------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
    2                                                                     (b)

--------------------------------------------------------------------------------

    3      SEC USE ONLY


--------------------------------------------------------------------------------

           SOURCE OF FUNDS*
           WC
    4
--------------------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

           TO ITEM 2(d) OR 2(e)
    5
--------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION

    6      Delaware
--------------------------------------------------------------------------------

  NUMBER OF SHARES        7     SOLE VOTING POWER

 BENEFICIALLY OWNED             4,559,000
                          ------------------------------------------------------
  BY EACH REPORTING
                          8     SHARED VOTING POWER
       PERSON
                               -0-
        WITH              ------------------------------------------------------

                          9     SOLE DISPOSITIVE POWER

                                4,559,000
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    11      4,559,000

--------------------------------------------------------------------------------

        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    12
--------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13      45.18%

--------------------------------------------------------------------------------

            TYPE OF REPORTING PERSON*
            IV
    14
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   04516K104             13D                PAGE   3   OF   15  PAGES
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SCHEDULE 13D

ITEM 1.      SECURITY AND ISSUER

         This statement relates to the Common Stock of Asia Electronics Holding Co. Inc. ("AE"). AE's executive offices are located at One World Trade Center, Suite 8513, New York, New York 10048.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Boyds Jacob Preston Holding Company, LLC ("Boyds" or the "Reporting Person"), a Delaware limited liability company. Boyds is principally engaged in making investments. The address of the principal business office of Boyds is One World Trade Center, Suite 8513, New York, New York 10048.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Pursuant to a Stock Purchase Agreement entered into between the Reporting Person and Shinghoi To, an individual, in May 2000, (the "Stock Purchase Agreement") the Reporting Person purchased the 4,559,000 shares of Common Stock of AE (the "Shares") for a purchase price of $200,000 payable in two equal installments of $100,000, the first of which has been paid and the second installment shall become due in May 2001. In the event that AE files its past periodic reports with the Securities and Exchange Commission and is deemed "current" in its reporting obligations under the Securities Exchange Act of 1934, as amended, the purchase price of the

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CUSIP NO.   04516K104             13D                PAGE   4   OF   15  PAGES
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION (CONT.)

Shares will be adjusted to an aggregate of $800,000 payable in six equal annual installments of $100,000. In the event AE becomes relisted in the Nasdaq National Market in any given year, the amount of the annual installment payments shall increase to $200,000 until the purchase price is paid in full. The source of the purchase price is the working capital of the Reporting Person. No part of the consideration has been or is expected to be borrowed.

ITEM 4.  PURPOSE OF TRANSACTION

                  The purpose of the previous acquisitions by the Reporting Person was to purchase the Shares for investment purposes.

                  Except as may be provided herein or in the Stock Purchase Agreement, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of AE or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of AE or any of its subsidiaries; (iii) any change in the present board of directors or management of AE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of AE; (v) any other material change in AE's business or corporate structure, (vi) any changes in AE's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of AE by any person; (vii) causing a class of securities of AE to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of AE to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                                             Number of               Percent of
             Name                             Shares                   Class
             ----                           -----------             ----------
             Boyds Jacob Preston            4,559,000                  45.18%
              Holding Company, LLC


         During the past 60 days the Reporting Person has not effected any other transactions.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Stock Purchase Agreement, Mr. To has obtained the option to re-purchase 200,000 of the shares for a period of three years commencing the fifth anniversary of the date that AE files its past periodic reports with the Securities and Exchange Commission ("SEC") and is deemed "current" in its reporting obligations under the Securities Exchange Act of 1934, as amended, for a price equal to fifty (50%) percent of the average of the closing bid price of AE

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CUSIP NO.   04516K104             13D                PAGE   5   OF   15  PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER (CONT.)

common stock for the twenty (20) trading days preceding the date of exercise of the option. To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibit herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by AE, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

         A summary of the Stock Purchase Agreement, which is incorporated herein by reference, is provided in Item 4 herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Stock Purchase Agreement

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CUSIP NO.   04516K104             13D                PAGE   6   OF   15  PAGES
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--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      Sandy Boyd

--------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                            (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

           SOURCE OF FUNDS*
           Not Applicable
    4
--------------------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
    5
--------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
    6       United States of America

--------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             -0-
       PERSON             ------------------------------------------------------
        WITH              8     SHARED VOTING POWER
                          -0- (Mr. Boyd may be deemed to have the shared power
                          to vote 4,559,000 shares by reason of being a
                          shareholder of BJPHC Management, Inc., the sole
                          manager of Boyds Jacob Preston Holding Company, LLC)
                          ------------------------------------------------------

                          9     SOLE DISPOSITIVE POWER
                                -0-

                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                          -0- (Mr. Boyd may be deemed to have the shared power to dispose of the 4,559,000 shares by reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company, LLC)
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         -0- (Mr. Boyd may be deemed to beneficially own a total of 4,559,000
  11 shares by reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company, LLC)

--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
  12

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% (Mr. Boyd may be deemed to beneficially own 45.18% of the shares by
  13 reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company, LLC)
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
            IN
  14
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   04516K104             13D                PAGE   7   OF   15  PAGES
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SCHEDULE 13D

ITEM 2.  IDENTITY AND BACKGROUND

                  (a)      Sandy Boyd.

                  (b)      1310 65th Street
                           Emeryville, CA 94608

                  (c)      Chairman of the Board of Directors of BJPHC
                           Management Inc.

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             The aggregate amount of funds used in acquiring the 4,559,000 shares by Boyds Jacob Preston Holding Company, LLC referred to in Item 5, is approximately $200,000. Boyds Jacob Preston Holding Company, LLC obtained the funds through a capital contribution by its members.

ITEM 4.   PURPOSE OF TRANSACTION

         The Reporting Person does not have any plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of AE or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of AE or any of its subsidiaries; (iii) any change in the present board of directors or management of AE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of AE; (v) any other material change in AE's business or corporate structure, (vi) any changes in AE's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of AE by any person; (vii) causing a class of securities of AE to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of AE to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

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CUSIP NO.   04516K104             13D                PAGE   8   OF   15  PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The aggregate number and percentage of the shares which may be deemed to be beneficially owned by the Reporting Person as set forth in Row 11 and 13 respectively, of page 6 of this statement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

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CUSIP NO.   04516K104             13D                PAGE   9   OF   15  PAGES
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--------------------------------------------------------------------------------

           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      Lee Jacob
--------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
           Not applicable.
    4
--------------------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    5

--------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
    6

--------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             -0-
       PERSON
        WITH              ------------------------------------------------------
                          8     SHARED VOTING POWER
                          -0- (Mr. Jacobs may be deemed to have the shared
                          power to vote 4,559,000 shares by reason of being a
                          shareholder of BJPHC Management, Inc., the sole
                          manager of Boyds Jacob Preston Holding Company, LLC)
                          ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                -0-
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                          -0- (Mr. Jacobs may be deemed to have the shared
                          power to dispose of the 4,559,000 shares by reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company,
                          LLC)
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

         -0- (Mr. Jacobs may be deemed to beneficially own a total of 4,559,000
  11 shares by reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company, LLC)
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


  12
--------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% (Mr. Jacobs may be deemed to beneficially own 45.18% of the shares by reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company, LLC)
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
            IN

    14

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   04516K104             13D                PAGE  10   OF   15  PAGES
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SCHEDULE 13D

ITEM 2   IDENTITY AND BACKGROUND

                  (a)      Lee Jacob

                  (b)      1880 Lakeland Drive, #278
                           Jackson, MS 39216


                  (c)      President of BJPHC Management Inc..

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             The aggregate amount of funds used in acquiring the 4,559,000 shares by Boyds Jacob Preston Holding Company, LLC referred to in Item 5, is approximately $200,000. Boyds Jacob Preston Holding Company, LLC obtained the funds through a capital contribution by its members.

ITEM 4.   PURPOSE OF TRANSACTION

         The Reporting Person does not have any plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of AE or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of AE or any of its subsidiaries; (iii) any change in the present board of directors or management of AE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of AE; (v) any other material change in AE's business or corporate structure, (vi) any changes in AE's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of AE by any person; (vii) causing a class of securities of AE to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of AE to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

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CUSIP NO.   04516K104             13D                PAGE  11   OF   15  PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The aggregate number and percentage of the shares which may be deemed to be beneficially owned by the Reporting Person as set forth in Row 11 and 13 respectively, of page 9 of this statement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

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CUSIP NO.   04516K104             13D                PAGE  12   OF   15  PAGES
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--------------------------------------------------------------------------------

           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      Yongjun Fu

--------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                       (a)  |_|
                                                            (b)  |X|
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

           SOURCE OF FUNDS*
           Not applicable.
    4
--------------------------------------------------------------------------------

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
    5

--------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Peoples Republic of China

--------------------------------------------------------------------------------

  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             -0-
       PERSON             ------------------------------------------------------
        WITH
                          8     SHARED VOTING POWER

                          -0- (Mr. Fu may be deemed to have the shared power to vote 4,559,000 shares by reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company, LLC)
                          ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                -0-
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                          -0- (Mr. Fu may be deemed to have the shared power to dispose of the 4,559,000 shares by reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company, LLC)
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    11 -0- (Mr. Fu may be deemed to beneficially own a total of 4,559,000 shares by reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company, LLC)
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    12

--------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% (Mr. Fu may be deemed to beneficially own 45.18% of the shares by
    13 reason of being a shareholder of BJPHC Management, Inc., the sole manager of Boyds Jacob Preston Holding Company, LLC)

--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
            IN

    14
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   04516K104             13D                PAGE  13   OF   15  PAGES
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SCHEDULE 13D

ITEM 2.  IDENTITY AND BACKGROUND

                  (a)      Yongjun Fu.

                  (b)      200 Rector Place, #34C
                           New York, New York 10280

                  (c)      Vice-President of BJPHC Management Inc.

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      People's Republic of China

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             The aggregate amount of funds used in acquiring the 4,559,000 shares by Boyds Jacob Preston Holding Company, LLC referred to in Item 5, is approximately $200,000. Boyds Jacob Preston Holding Company, LLC obtained the funds through a capital contribution by its members.

ITEM 4.   PURPOSE OF TRANSACTION

         The Reporting Person does not have any plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of AE or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of AE or any of its subsidiaries; (iii) any change in the present board of directors or management of AE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of AE; (v) any other material change in AE's business or corporate structure, (vi) any changes in AE's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of AE by any person; (vii) causing a class of securities of AE to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of AE to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

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CUSIP NO.   04516K104             13D                PAGE  14   OF   15  PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The aggregate number and percentage of the shares which may be deemed to be beneficially owned by the Reporting Person as set forth in Row 11 and 13 respectively, of page 12 of this statement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person(s) certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2000

                                BOYDS JACOB PRESTON
                                   HOLDING COMPANY, LLC

                                By:  BJPHC Management Inc.
                                       (Manager of Reporting Person)



                                By:    /s/ Lee M. Jacob
                                       ------------------------------
                                       Name:  Lee M. Jacob
                                       Title: President

                                       /s/ Sandy Boyd
                                       ------------------------------
                                       Sandy Boyd

                                       /s/ Lee Jacob
                                       ------------------------------
                                       Lee Jacob

                                       /s/ Yongjun Fu
                                       ------------------------------
                                       Yongjun Fu